Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this Pricing Supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This Pricing Supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 26, 2008

PRICING SUPPLEMENT NO. 2008-MTNDD227 DATED                     , 2008

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Buffer Notes Based Upon the Nasdaq-100 Index®

Due                     , 2010

$10.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The notes will mature on , 2010. We will not make any payments on the notes prior to maturity.
■	The notes are based upon the Nasdaq-100 Index®.
■

You will receive at maturity for each note you hold a maturity payment based on the percentage change in value of the Nasdaq-100 Index® from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.

■

If the ending value of the Nasdaq-100 Index® is greater than its starting value, at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the index’s percentage appreciation and (iii) approximately 300% (to be determined on the pricing date), subject to a maximum total return on the notes of approximately 22% to 25% (approximately 11% to 12.5% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes.

■

If the ending value of the Nasdaq-100 Index® is less than or equal to 100% of its starting value but greater than or equal to 90% of its starting value, the note return amount will be zero and at maturity you will receive for each note you then hold the $10 principal amount per note.

■

If the ending value of the Nasdaq-100 Index® is less than 90% of its starting value (representing a decrease of more than 10% from its starting value), at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (1) the index’s percentage depreciation (which will be negative) and (2) 10%. Thus, if the ending value of the Nasdaq-100 Index® is less than 90% of its starting value (regardless of the value of the Nasdaq-100 Index® at any other time during the term of the notes), the maturity payment will be less than your initial investment of $10 per note and your investment will result in a loss.

■	The notes are not principal-protected. At maturity you could receive an amount less than your initial investment in the notes.
■	Application will be made to list the notes on the NASDAQ under the symbol “BNSX”

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-7.

“Nasdaq-100 Index®”, Nasdaq-100® and “Nasdaq®” are trademarks of The Nasdaq Stock Market, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by The Nasdaq Stock Market, Inc. The notes are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market, Inc. does not make any warranties or bear any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this preliminary Pricing Supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.00	$
Underwriting Discount	$0.225	$
Proceeds to Citigroup Funding Inc.	$9.775	$

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about                     , 2008.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

February 26, 2008

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Buffer Notes Based Upon the Nasdaq-100 Index®, or the notes, are index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the Nasdaq-100 Index® during the term of the notes, subject to a maximum total return while also providing full protection against a decline of 10% or less in the value of the Nasdaq-100 Index® and limited protection against a decline of more than 10% in the value of the Nasdaq-100 Index®. The notes are not principal protected and do not pay periodic interest. The return on the notes, if any, is based upon the Nasdaq-100 Index® (which we also refer to as the underlying index).

At maturity you will receive for each note you hold a maturity payment based on the percentage change in the value of the Nasdaq-100 Index® from the pricing date to the valuation date, which may be greater than, equal to, or less than your initial investment in the notes. We refer to the percentage change in the closing value of the Nasdaq-100 Index® from the pricing date to the valuation date as the index percentage change. If the ending value of the Nasdaq-100 Index® is greater than its starting value, the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the index’s percentage appreciation and (iii) approximately 300% (to be determined on the pricing date), subject to a maximum total return on the notes of approximately 22% to 25% (approximately 11% to 12.5% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes. If the ending value of the Nasdaq-100 Index® is less than or equal to 100% of its starting value but greater than or equal to 90% of its starting value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per note. If the ending value of the Nasdaq-100 Index® is less than 90% of its starting value (representing a decrease of more than 10% from its starting value), the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (1) the index percentage change (which will be negative) and (2) 10%. Thus, if the ending value of the Nasdaq-100 Index® is less than 90% of its starting value (regardless of the value of the Nasdaq-100 Index® at any other time during the term of the notes), the maturity payment will be less than your initial investment in the notes and your investment in the notes will result in a loss.

Because the maximum total return over the term of the notes is limited to approximately 22% to 25% (approximately 11% to 12.5% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the payment you receive at maturity be more than approximately $12.20 to $12.50 per note (to be determined on the pricing date).

The notes will mature on             , 2010 and do not provide for earlier redemption. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $10 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10 principal amount per note and your investment could result in a loss.

How is the Index Percentage Change Calculated?

The index percentage change will equal the following fraction:

Ending Value — Starting Value
Starting Value

The starting value will equal the closing value of the Nasdaq-100 Index® on the pricing date.

The ending value will equal the closing value of the Nasdaq-100 Index® on the valuation date.

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount depends on whether the index percentage change is positive, zero or negative:

•	If the index percentage change is positive, the note return amount will be positive and will equal:

$10 × Index Percentage Change × Upside Participation Rate, subject to the maximum total return on the notes

The upside participation rate will equal approximately 300% (to be determined on the pricing date). Because the maximum total return on the notes is limited to approximately 22% to 25% (approximately 11% to 12.5% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed approximately $12.20 to $12.50 (to be determined on the pricing date) per note.

•	If the index percentage change is from and including 0% to and including –10%, the note return amount will be zero.

•	If the index percentage change is less than –10%, the note return amount will be negative and will equal:

$10 × (Index Percentage Change + 10%)

Thus, if the value of the Nasdaq-100 Index® decreases by more than 10%, the index percentage change and the note return amount will be negative and the amount you receive at maturity will be less than $10 per note and could be as low as $1 per $10 note.

For more specific information about the note return amount, the index percentage change, the determination of an index business day and the effect of a market disruption event on the determination of the note return amount and the index percentage change, please see “Description of the Notes — Note Return Amount” in this preliminary Pricing Supplement.

Is There a Possibility of Loss of Principal?

Yes. If the ending value of the Nasdaq-100 Index® is less than 90% of its starting value, at maturity you will receive less than the $10 principal amount per note. This will be true even if the closing value of the Nasdaq-100 Index® exceeded its starting value at one or more times over the term of the notes. Even if the ending value of the Nasdaq-100 Index® is greater than its starting value, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors — The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this preliminary Pricing Supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples” in this preliminary Pricing Supplement.

Who Publishes the Nasdaq-100 Index® and What Does It Measure?

Unless otherwise stated, all information on the Nasdaq-100 Index® provided in this prospectus supplement is derived from The Nasdaq Stock Market, Inc., which we refer to as Nasdaq, or other publicly available sources. The Nasdaq-100 Index® is a modified capitalization-weighted index of 100 of the largest domestic and international non-financial securities listed on The Nasdaq Stock Market based on market capitalization. The Nasdaq-100 Index® was first published in January 1985 and reflects companies across major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. Current information regarding the market value of the Nasdaq-100 Index® is available from Nasdaq, as well as numerous market information services.

The Nasdaq-100 Index® share weights of the component securities, or underlying stocks, of the Nasdaq-100 Index® at any time are based upon the total shares outstanding in each of the 100 securities in the Nasdaq-100 Index® and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the underlying stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each underlying stock’s influence on the value of the Nasdaq-100 Index® is directly proportional to the value of its Nasdaq-100 Index® share weight. At any moment in time, the value of the Nasdaq-100 Index® equals the aggregate value of the then current Nasdaq-100 Index® share weights of each of the component 100 underlying stocks multiplied by each such security’s respective last sale price on The Nasdaq Stock Market, and divided by a scaling factor (the “divisor”), which becomes the basis for the reported Nasdaq-100 Index® value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude, which is more desirable for Nasdaq-100 Index® reporting purposes.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership, interest, or right in respect of the stocks of the companies included in the Nasdaq-100 Index®.

How Has the Nasdaq-100 Index® Performed Historically?

We have provided a table showing the closing value of the Nasdaq-100 Index® on the last index business day of each month from January 2003 to January 2008 and a graph showing the closing values of the Nasdaq-100 Index® on each index business day from January 1, 2003 to February 25, 2008. You can find the table and the graph in the section “Description of the Nasdaq-100 Index® — Historical Data on the Nasdaq-100 Index®” in this preliminary Pricing Supplement. We have provided this historical information to help you evaluate the behavior of the Nasdaq-100 Index® in recent years. However, past performance is not indicative of how the Nasdaq-100 Index® will perform in the future. You should also refer to the section “Risk Factors — The

Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this preliminary Pricing Supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a note as a cash-settled prepaid forward contract, subject to a floor, on the value of the Nasdaq-100 Index® on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the Nasdaq-100 Index® subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the note. Under this treatment, at maturity or upon the sale or other taxable disposition of a note, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the notes. Such gain or loss generally will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have recently requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to the notes. Finally, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this preliminary Pricing Supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Notes Be Listed on a Stock Exchange?

We will apply to list the Notes on the NASDAQ under the symbol “BNSX.” You should be aware that the listing of the Notes on the NASDAQ does not guarantee that a liquid trading market will be available for the Notes.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this preliminary Pricing Supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this preliminary Pricing Supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this preliminary Pricing Supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this preliminary Pricing Supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the value of the Nasdaq-100 Index® from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Nasdaq-100 Index® and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal Protected. You May Receive Less than Your Initial Investment at Maturity if the Value of the Underlying Index Declines By More than 10%

The amount payable at maturity will depend on the percentage change in the value of the Nasdaq-100 Index® from the pricing date to the valuation date. If the value of the Nasdaq-100 Index® declines more than 10% from its value on the pricing date, the amount you receive for each note will be less than the $10 you paid for each note and could be as low as $1 per $10 note. This will be true even if the closing value of the Nasdaq-100 Index® exceeds its starting value at one or more times during the term of the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the underlying index.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum return on the notes is limited to approximately 22% to 25% (approximately 11% to 12.5% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the Nasdaq-100 Index®. If the ending value of the Nasdaq-100 Index® exceeds its starting value by more than approximately 22% to 25% (to be determined on the pricing date), the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the Nasdaq-100 Index® or an investment in an instrument that is directly linked to the Nasdaq-100 Index® but is not subject to the maximum index return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the Nasdaq-100 Index® is less than                      (an increase of     % from its starting value), taking into account the upside participation rate, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the underlying index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the underlying index changes from its starting value. However, changes in the value of the underlying index may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the underlying index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the value of the underlying index is below its starting value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Included in the Underlying Index.    General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the underlying index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity could affect the value of the underlying index and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this preliminary Pricing Supplement, should not be taken as an indication of the future performance of the underlying index during the term of the notes. Changes in the value of the underlying index will affect the trading price of the notes, but it is impossible to predict whether the value of the underlying index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Underlying Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the Nasdaq-100 Index® because Nasdaq calculates the value of the Nasdaq-100 Index® by reference to the prices of the stocks included in the Nasdaq-100 Index® without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the Nasdaq-100 Index® even if its ending value is greater than its starting value. Besides, the maximum total return over the term of the notes is limited to approximately 22% to 25% (approximately 11% to 12.5% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, whereas there would be no limit on the return you would realize if you actually owned the stocks included in the Nasdaq-100 Index®.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the underlying index or derivative instruments relating to such stocks or the underlying index for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the underlying index and thus, the value of the underlying index and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the underlying index or in other instruments, such as options, swaps or futures, based upon the underlying index or the stocks included in the underlying index. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the underlying index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive at maturity if any, will depend on the weighted values of the underlying index, and such values are based on the prices of the stocks included in the underlying index. By investing in the notes you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this preliminary Pricing Supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in this preliminary Pricing Supplement, and that any such guidance could have retroactive effect.

DESCRIPTION OF THE NOTES

The description in this preliminary Pricing Supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Buffer Notes Based Upon the Nasdaq-100 Index® due 2010 (the “Notes”) are index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the Nasdaq-100 Index® during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the value of the Nasdaq-100 Index® and limited protection against a decline of more than 10% in the value of the Nasdaq-100 Index®. The Notes are not principal protected and do not pay periodic interest.

The return on the Notes, if any, is based upon the return of the Nasdaq-100 Index® (which we also refer to as the “Underlying Index”).

At maturity you will receive for each Note you hold a maturity payment based on the percentage change in the value of the Nasdaq-100 Index® from the Pricing Date to the Valuation Date, which may be greater than, equal to, or less than your initial investment in the Notes. We refer to the percentage change in the closing value of the Nasdaq-100 Index® from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the Nasdaq-100 Index® is greater than its Starting Value, the maturity payment will equal the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the index’s percentage appreciation and (iii) approximately 300% (to be determined on the Pricing Date), subject to a maximum total return on the Notes of approximately 22% to 25% (approximately 11% to 12.5% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the Nasdaq-100 Index® is less than or equal to 100% of its Starting Value but greater than or equal to 90% of its Starting Value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Value of the Nasdaq-100 Index® is less than 90% of its Starting Value (representing a decrease of more than 10% from its Starting Value), the maturity payment will equal the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (1) the Index Percentage Change (which will be negative) and (2) 10%. Thus, if the Ending Value of the Nasdaq-100 Index® is less than 90% of its Starting Value (regardless of the value of the Nasdaq-100 Index® at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

Because the maximum total return over the term of the Notes is limited to approximately 22% to 25% (approximately 11% to 12.5% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $12.20 to $12.50 per note (to be determined on the Pricing Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (                 Notes). The Notes will mature on                     , 2010. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

Payment at Maturity

The Notes will mature on                     , 2010. At maturity you will receive for each Note an amount in cash equal to $10 plus a Note Return Amount, which may be positive, zero or negative. Because the Note Return Amount may be negative, the maturity payment could be less than the $10 principal amount per Note, in which case, your investment will result in a loss.

Note Return Amount

The Note Return Amount will be based on the Index Percentage Change of the Nasdaq-100 Index®. The Index Percentage Change will equal the following fraction:

Ending Value — Starting Value
Starting Value

The Starting Value will equal the closing value of the Nasdaq-100 Index® on the Pricing Date.

The Pricing Date means the date on which the Notes will be priced for initial sale to the public.

The Ending Value will equal the closing value of Nasdaq-100 Index® on the Valuation Date.

The Valuation Date means the third Index Business Day before the Maturity Date.

The calculation of the Note Return Amount will depend on whether the Index Percentage Change is positive, zero or negative:

•	If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 × Index Percentage Change × Upside Participation Rate,

subject to the maximum total return on the Notes

The Upside Participation Rate will equal approximately 300% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to approximately 22% to 25% (approximately 11% to 12.5% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed approximately $12.20 to $12.50 (to be determined on the Pricing Date) per Note.

•	If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•	If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 × (Index Percentage Change + 10%)

Thus, if the value of the Nasdaq-100 Index® decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

If the closing value of the Nasdaq-100 Index® is not available on the Valuation Date because of a Market Disruption Event or otherwise, the value of the Nasdaq-100 Index® for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Nasdaq-100 Index® obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Nasdaq-100 Index® by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the maturity date.

An “Index Business Day” means a day, as determined by the calculation agent, on which the Nasdaq-100 Index® or any successor index is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Underlying Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Underlying Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity — Hypothetical Examples

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of the Nasdaq-100 Index®. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the Nasdaq-100 Index® on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Note

•	Starting Value: 1782

•	Upside Participation Rate: 300%

•	Buffer Value: 10%

•	Maturity: 2 years

•	Maximum Total Return: 23.5% (11.75% per annum on a simple interest basis)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate, and maximum total return.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Value of the Nasdaq- 100 Index®	Hypothetical Nasdaq-100 Index® Percentage Change[2]	Hypothetical Return on Notes[3]	Hypothetical Per Annum Return on Notes[4]	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0.00	-100.00%	-90.00%	-45.00%	-$9.00	$1.00
178.20	-90.00%	-80.00%	-40.00%	-$8.00	$2.00
356.40	-80.00%	-70.00%	-35.00%	-$7.00	$3.00
534.60	-70.00%	-60.00%	-30.00%	-$6.00	$4.00
712.80	-60.00%	-50.00%	-25.00%	-$5.00	$5.00
891.00	-50.00%	-40.00%	-20.00%	-$4.00	$6.00
1069.20	-40.00%	-30.00%	-15.00%	-$3.00	$7.00
1247.40	-30.00%	-20.00%	-10.00%	-$2.00	$8.00
1425.60	-20.00%	-10.00%	-5.00%	-$1.00	$9.00
1603.80	-10.00%	0.00%	0.00%	$0.00	$10.00
1782.00	0.00%	0.00%	0.00%	$0.00	$10.00
1871.10	5.00%	15.00%	7.50%	$1.50	$11.50
1960.20	10.00%	23.50%	11.75%	$2.35	$12.35
2049.30	15.00%	23.50%	11.75%	$2.35	$12.35
2138.40	20.00%	23.50%	11.75%	$2.35	$12.35
2227.50	25.00%	23.50%	11.75%	$2.35	$12.35
2316.60	30.00%	23.50%	11.75%	$2.35	$12.35
2405.70	35.00%	23.50%	11.75%	$2.35	$12.35
2494.80	40.00%	23.50%	11.75%	$2.35	$12.35
2583.90	45.00%	23.50%	11.75%	$2.35	$12.35
2673.00	50.00%	23.50%	11.75%	$2.35	$12.35

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	Excludes any dividends paid on the stocks in the Nasdaq-100 Index® .
(3)	The percentage return for the entire term of the Notes limited to the hypothetical 23.5% maximum total return.
(4)	Calculated on a simple interest basis.

Discontinuance of the Nasdaq-100 Index®

If Nasdaq discontinues publication of the Nasdaq-100 Index® or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Nasdaq-100 Index®, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Nasdaq discontinues publication of the Nasdaq-100 Index® and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the Nasdaq-100 Index®, the value to be substituted for the Nasdaq-100 Index® for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If Nasdaq discontinues publication of the Nasdaq-100 Index® prior to the determination of the Note Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Note Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Nasdaq-100 Index® or the relevant index as described in the preceding paragraph.

If a successor index is selected or the calculation agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Nasdaq-100 Index® may adversely affect the market value of the Notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Nasdaq-100 Index® or a successor index is changed in any material respect, or if the Nasdaq-100 Index® or a successor index is in any other way modified so that the value of the Nasdaq-100 Index® or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Nasdaq-100 Index® or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Nasdaq-100 Index® or the successor index. Accordingly, if the method of calculating the Nasdaq-100 Index® or the successor index is modified so that the value of the Nasdaq-100 Index® or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE NASDAQ-100 INDEX®

General

Unless otherwise stated, we have derived all information regarding the Nasdaq-100 Index® provided in this preliminary Pricing Supplement, including its composition, method of calculation and changes in components, from The Nasdaq Stock Market, Inc. (“Nasdaq”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Nasdaq. Nasdaq is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Nasdaq-100 Index® at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Nasdaq-100 Index®.

The Nasdaq-100 Index® is a modified capitalization-weighted index of 100 of the largest domestic and international non-financial securities listed on The Nasdaq Stock Market based on market capitalization. The Nasdaq-100 Index® was first published in January 1985 and includes companies across a variety of major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. Current information regarding the market value of the Nasdaq-100 Index® is available from Nasdaq, as well as numerous market information services.

The Nasdaq-100 Index® share weights of the component securities, or underlying stocks (the “Underlying Stocks”), of the Nasdaq-100 Index® at any time are based upon the total shares outstanding in each of the 100 securities in the Nasdaq-100 Index® and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the Underlying Stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each Underlying Stock’s influence on the value of the Nasdaq-100 Index® is directly proportional to the value of its Nasdaq-100 Index® share weight. At any moment in time, the value of the Nasdaq-100 Index® equals the aggregate value of the then current Nasdaq-100 Index® share weights of each of the component 100 Underlying Stocks multiplied by each such security’s respective last sale price on The Nasdaq Stock Market, and divided by a scaling factor (the “divisor”) which becomes the basis for the reported Nasdaq-100 Index® value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index® reporting purposes.

THE NASDAQ-100 INDEX® DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Nasdaq-100 Index®

Underlying Stock Eligibility Criteria and Annual Ranking Review

To be eligible for initial inclusion, and continued inclusion, in the Nasdaq-100 Index®, a security must be traded on The Nasdaq Stock Market and meet the following criteria:

(1)	the security’s U.S. listing must be exclusively on the Nasdaq National Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

(2)	the security must be of a non-financial company;

(3)	the security may not be issued by an issuer currently in bankruptcy proceedings;

(4)	the security must have average daily trading volume of at least 200,000 shares per day;

(5)	if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

(6)	only one class of security per issuer is allowed;

(7)	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible;

(8)	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

(9)	the issuer of the security must have “seasoned” on The Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered; and

(10)

if the security would otherwise qualify to be in the top 25% of the securities included in the Nasdaq-100 Index® by market capitalization for the six prior consecutive month-ends, then a one-year “seasoning” criterion would apply.

(11)

the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Nasdaq-100 Index® at each month end. In the event a company does not meet this criterion for two consecutive month ends, it will be removed from the Nasdaq-100 Index®, effective after the close of trading on the third Friday of the following month.

These Nasdaq-100 Index® eligibility criteria may be revised from time to time by Nasdaq.

Except under extraordinary circumstances that may result in an interim evaluation, the Underlying Stocks are evaluated annually as follows (such evaluation is referred to herein as the “Annual Ranking Review”). Securities listed on The Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value. Index-eligible securities which are already in the Nasdaq-100 Index® and which are in the top 100 eligible securities (based on market value) are retained in the Nasdaq-100 Index®. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous year’s annual review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Nasdaq-100 Index-eligible securities not currently in the Nasdaq-100 Index® that have the largest market capitalization. The data used in the ranking includes end of October Nasdaq market data and is updated for total shares outstanding in a publicly filed SEC document via EDGAR through the end of November. Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Underlying Stock is determined by Nasdaq to become ineligible for continued inclusion in the Nasdaq-100 Index®, the security will be replaced with the largest market capitalization security not currently in the Nasdaq-100 Index® and meeting the Nasdaq-100 Index® eligibility criteria listed above.

In addition to the Annual Ranking Review, the securities in the Nasdaq-100 Index® are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. Changes in total shares outstanding arising from stock splits, stock dividends, or spin-offs are generally made to the Nasdaq-100 Index® on the evening prior to the effective date of such corporate action. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 5%, the change will be made as soon as practicable, normally within ten (10) days of such action. Otherwise, if the change in total shares outstanding is less than 5%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In either case, the Nasdaq-100 Index® share weights for such Underlying Stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in such Underlying Stocks.

Ordinarily, whenever there is a change in Nasdaq-100 Index® share weights or a change in a component security included in the Nasdaq-100 Index®, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Nasdaq-100 Index® which might otherwise be caused by any such change.

Weight Rebalancing of the Nasdaq-100 Index®

Effective after the close of trading on December 18, 1998, the Nasdaq-100 Index® has been calculated under a “modified capitalization-weighted” methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Nasdaq-100 Index® by a few large stocks); (3) reduce Nasdaq-100 Index® performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Underlying Stocks from necessary weight rebalancings.

Under the methodology employed, on a quarterly basis coinciding with Nasdaq’s quarterly scheduled weight adjustment procedures, the Underlying Stocks are categorized as either “Large Stocks” or “Small Stocks” depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings, or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Nasdaq-100 Index® (i.e., as a 100-stock index, the average percentage weight in the Nasdaq-100 Index® is 1%). Such quarterly examination will result in a Nasdaq-100 Index® rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization Underlying Stock must be less than or equal to 24% and (2) the “collective weight” of those Underlying Stocks whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48%. In addition, the Nasdaq may conduct a special rebalancing if it is determined necessary to maintain the integrity of the Nasdaq-100 Index®.

If either one or both of these weight distribution requirements are not met upon quarterly review, or if the Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed in accordance with the following plan. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Underlying Stock exceeds 24%, then the weights of all Large Stocks will be scaled down proportionately towards 1% by enough for the adjusted weight of the single largest Underlying Stock to be set to 20%. Second, relating to weight distribution requirement (2) above, for those Underlying Stocks whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their “collective weight” exceeds 48%, then the weights of all Large Stocks will be scaled down proportionately towards 1% by enough for the “collective weight,” so adjusted, to be set to 40%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be distributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor that sets it equal to the average Nasdaq-100 Index® weight of 1%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that the smaller the Underlying Stock in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Nasdaq-100 Index®.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor that sets it equal to the average index weight of 1%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) above and/or weight distribution requirement (2) above.

Then, to complete the rebalancing procedure, once the final percent weights of each Nasdaq-100 Index® Security are set, the Nasdaq-100 Index® share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Nasdaq-100 Index® at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the Nasdaq-100 Index® share weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the Nasdaq-100 Index® divisor will be made to ensure continuity of the Nasdaq-100 Index®.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Nasdaq-100 Index® share weights. However, the Nasdaq may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the Nasdaq-100 Index® components. In those instances, the Nasdaq would announce the different basis for rebalancing prior to its implementation.

Historical Data on the Nasdaq-100 Index®

The following table sets forth the closing value of the Nasdaq-100 Index® on the last Index Business Day of each month in the period from January 2003 through January 2008. These historical data on the Nasdaq-100 Index® are not necessarily indicative of the future performance of the Nasdaq-100 Index® or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Nasdaq-100 Index® during any period set forth below is not an indication that the Nasdaq-100 Index® is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	983.05	1493.08	1519.63	1710.75	1792.28	1841.42
February	1009.74	1470.38	1511.02	1670.57	1761.65	—
March	1018.66	1438.41	1482.53	1703.66	1772.36	—
April	1106.06	1401.36	1420.79	1700.71	1867.75	—
May	1197.89	1466.22	1542.63	1579.58	1928.19	—
June	1201.69	1516.64	1493.52	1575.23	1934.10	—
July	1276.94	1400.39	1605.14	1509.43	1932.06	—
August	1341.20	1368.68	1581.71	1579.73	1988.73	—
September	1303.70	1412.74	1601.66	1654.13	2091.11	—
October	1416.39	1486.72	1579.18	1732.54	2238.98	—
November	1424.25	1571.50	1672.56	1791.25	2089.10	—
December	1467.92	1621.12	1645.20	1756.90	2084.93	—

On February 25, 2008, the closing value of the Nasdaq-100 Index® was 1785.46.

The following graph illustrates the historical performance of the Nasdaq-100 Index® based on the closing value thereof on each Index Business Day from January 2, 2003 through February 25, 2008. Past movements of the Nasdaq-100 Index® are not indicative of future index values.

License Agreement

The Nasdaq Stock Market, Inc. (“Nasdaq”) and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by Nasdaq in connection with certain financial instruments, including the Notes.

The license agreement between Nasdaq and Citigroup Global Markets provides that the following language must be stated in this preliminary Pricing Supplement.

The Notes are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, is referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to Citigroup Global Markets Inc. and its affiliates (the “Licensee”) is in the licensing of the Nasdaq 100®, Nasdaq-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to the Licensee or the Notes. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATIONS OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosures contained in this preliminary Prospectus Supplement regarding the Nasdaq-100 Index®, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by The Nasdaq Stock Market, Inc. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Notes who will hold the Notes as capital assets. All references to “holders” are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Pricing Supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding to treat a Note for U.S. federal income tax purposes as a cash-settled prepaid forward contract subject to a floor, on the value of the Nasdaq-100 Index® on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the Nasdaq-100 Index® subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Note the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the Note, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the Nasdaq-100 Index® pursuant to the terms of the Note. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), under the characterization of the Notes agreed to above.

Under the above characterization of the Notes, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. A holder’s tax basis in the Notes generally will equal the holder’s cost for such Notes.

Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Notes unless the settlement value of the Nasdaq-100 Index® on the Valuation Date is below 90% of the settlement value of the Nasdaq-100 Index® on the Pricing Date, the IRS could seek to analyze the federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the settlement value of the Nasdaq-100 Index® is not below 90% of the settlement value of the Nasdaq-100 Index® on the Pricing Date; instead, at maturity, the Notes provide economic returns that are generally indexed to the performance of the Nasdaq-100 Index®. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of the Nasdaq-100 Index® subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of     % compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a Note generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Notes by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to Non-U.S. Holders under the Notes.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $             principal amount of the Notes (             Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this preliminary Pricing Supplement and some of the Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.20 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per Note on sales to certain other dealers. In addition, Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.20 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this preliminary Pricing Supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this Pricing Supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this Pricing Supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffer Notes

Based Upon the Nasdaq-100 Index®

Due             , 2010

($10 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

             , 2008

(Including Prospectus Supplement

Dated April 13, 2006 and

Prospectus Dated March 10, 2006)